UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-3473

(Exact name of registrant as specified in its charter)
Tesoro Corporation Retail Savings Plan

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Tesoro Corporation
19100 Ridgewood Pkwy
San Antonio, Texas 78259
210-626-6000

(Title of each class of securities covered by this Form)
Plan Interest in the Tesoro Corporation Retail Savings Plan

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Tesoro Corporation Common Stock, par value $0.16⅔ per share

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1) ☐
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☒
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☒
Rule 15d-22(b) ☐

Approximate number of holders of record as of the certification or notice date: None*

*Participants can no longer contribute their funds to purchase Tesoro Corporation common stock pursuant to the Tesoro Corporation Retail Savings Plan (the “Plan”). Therefore, participation interests in the Plan no longer require registration. Accordingly, this Form 15 is being filed to suspend the Corporation's duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, including on Form 11-K, for the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934 Tesoro Corporation Retail Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 17, 2016	By:	/s/ CRAIG M. LATORRE
Craig M. LaTorre
Chairman of the Tesoro Corporation Employee Benefits Committee and Senior Vice President, Chief Human Resources Officer, Tesoro Corporation